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                             September 23, 2020

       Greg Duncan
       Chief Executive Officer
       Virios Therapeutics, LLC
       44 Milton Avenue
       Alpharetta, GA 30009

                                                        Re: Virios
Therapeutics, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 16,
2020
                                                            File No. 333-248447

       Dear Mr. Duncan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 16, 2020

       Prospectus Summary
       Phase 2b IBS Trial Holds Potential to Build IMC-1 Value as a Complement to FM, page 5

   1. We note your response to prior comment 1, including your revised disclosure at the top of page 5. Please further
revise to delete the mitigating disclosure regarding the serious adverse effect. Please
also update the text in the first paragraph of this section as it currently continues to
refer to the deleted graphic.
       Business
       PRID-201 Phase 2a Study of IMC-1 In Patients With Fibromyalgia (NCT01850420), page 78

   2. As previously stated in our prior comment 7, please ensure that your narrative disclosure
 Greg Duncan
Virios Therapeutics, LLC
September 23, 2020
Page 2
      clearly explains the results in your table that is now on page 81. For example, it does not appear that there is narrative discussion covering the 30% pain reduction endpoints. Please also clarify if the results are not statistically significant, (or if the studies were not powered for statistical significance with respect to certain endpoints), as you state that
      IMC-1 exhibited "significant" improvements across "a full battery of secondary outcomes."
Employment Agreements, page 107

3. In your response to prior comment 13 you state Mr. Burch will resign as President upon completion of the offering, but you only appear to disclose the planned resignation of Mr.
      Burch in a footnote on page 99. Please revise your registration statement to integrate Mr.
      Burch's planned resignation with your other disclosures. For example, on page 5 you discuss your newly expanded leadership team and highlight Mr. Burch's prior experience but you do not disclose that he will be resigning as your President. In addition, on page 43 you disclose that you are highly dependent on the development, regulatory, commercialization and business development expertise of Mr. Burch, but do not disclose his planned resignation. In addition, you state on page 99 that he will resign in connection with the Corporate Conversion, but state in your response that he will resign upon the completion of the offering. Please revise to reconcile, or advise. Employment Agreements with new Executive Officers, page 108

4. We note your new disclosure on page 110 relating to your employment agreement entered into with Dr. Gendreau. We note that the employment agreement for Dr. Gendreau contains provisions relating to potential payments upon a change of control in addition to the severance payment you described. Please revise to discuss such provisions, as required by Item 402(q) of Regulation S-K. In addition, to the extent applicable, please also correspondingly revise your disclosure for the other new employment agreements with new executive officers.
        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameGreg Duncan
                                                            Division of
Corporation Finance
Comapany NameVirios Therapeutics, LLC
                                                            Office of Life
Sciences
September 23, 2020 Page 2
cc:       Darrick M. Mix, Esq.
FirstName LastName